Exhibit (a)(5)(D)

Filed in Fourth Judicial District Court

12/20/2012 11:35:34 AM

Hennepin County Civil, MN

STATE OF MINNESOTA COUNTY OF HENNEPIN	DISTRICT COURT FOURTH JUDICIAL DISTRICT Case Type: Other Civil

SUKETU SHAH, individually and on behalf of all others similarly situated,	File No.

Plaintiff,	CLASS ACTION COMPLAINT

V.

MICHAEL TATTERSFIELD, GARY GRAVES, KIP R. CAFFEY, SARAH PALISI CHAPIN, WALLACE B. DOOLIN, CHARLES H. OGBURN, PHILIP H. SANFORD, CARIBOU COFFEE COMPANY, INC., JAB BEECH, INC., and PINE MERGER SUB, INC.,	JURY TRIAL DEMANDED

Defendants.

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Caribou Coffee Company, Inc. (“Caribou” or the “Company”) against Caribou’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to JAB Beech, Inc. (“JAB”) through its wholly owned subsidiary, Pine Merger Sub, Inc. (“Merger Sub”), by means of an unfair process and for an unfair price. Plaintiff also brings claims for aiding and abetting these breaches of fiduciary duty against JAB, Merger Sub, and the Company.

2. Founded in 1992 in Edina, Minnesota, Caribou is one of the leading branded coffee companies in the United States. Today, Caribou has over 610 coffeehouses in 22 states,

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the District of Columbia and ten international markets, ranking it as the second largest company-operated premium coffeehouse operator in the country. Now headquartered in Brooklyn Center, Minnesota, the Company employs over 6,000 people and boasted over $326 million in revenue in 2011.

3. On December 17, 2012, Caribou and JAB issued a press release announcing a definitive agreement (“Merger Agreement”) under which JAB, through its wholly owned subsidiary Pine Merger Sub, Inc., will acquire all of the outstanding shares of Caribou for $16.00 per share in an all-cash transaction valued at approximately $340 million (the “Proposed Transaction”). Under the terms of the Merger Agreement, JAB will immediately commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash (the “Tender Offer”). Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

4. Caribou’s directors have breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Caribou’s recent strong performance as well as its future growth prospects, the consideration shareholders are to receive is inadequate and significantly undervalues the Company.

5. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that allows JAB to purchase shares not tendered by Caribou’s

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shareholders for the merger consideration, to allow JAB to reach the 90% of shares needed for it to effectuate a short-form merger (the “Top-Up Provision”); and (iii) a provision that requires the Company to pay JAB a termination fee of $5.19 million if the termination occurs before January 15, 2013 or $10.38 million if it occurs after that date, in order for the Company to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Caribou.

6. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and JAB and Merger Sub have aided and abetted such breaches by Caribou’s directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

7. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Caribou.

8. Caribou is a corporation organized and existing under the laws of the State of Minnesota. It maintains its principal corporate offices at 3900 Lakebreeze Avenue, Brooklyn Center, Minnesota 55429.

9. Defendant Michael Tattersfield (“Tattersfield”) has served as the President and Chief Executive Officer of the Company since 2008 and as a director of the Company since 2009.

10. Defendant Gary Graves (“Graves”) has served as Non-Executive Chairman of the Board and a director of the Company since 2007.

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11. Defendant Kip R. Caffey (“Caffey”) has been a director of the Company since 2005.

12. Defendant Sarah Palisi Chapin (“Chapin”) has been a director of the Company since 2007.

13. Defendant Wallace B. Doolin (“Doolin”) has been a director of the Company since 2005.

14. Defendant Philip H. Sanford (“Sanford”) has been a director of the Company since 2009.

15. Defendant Charles H. Ogburn (“Ogburn”) has been a director of the Company since 2003.

16. Defendants referenced in 9 through 15 are collectively referred to as Individual Defendants and/or the Board.

17. Defendant JAB Beech, Inc. is a Delaware corporation and affiliate of Joh. A. Benckiser Group GmBH, a German privately held group focused on long-term investments in premium brand consumer goods companies.

18. Defendant Pine Merger Sub, Inc. is a Minnesota corporation wholly owned by JAB Beech, Inc. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Caribou and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

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20. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to plaintiff and other public shareholders of Caribou.

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CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Caribou common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

24. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of July 1, 2012, Caribou has approximately 20.33 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

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(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)	Have Caribou, JAB, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

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FURTHER SUBSTANTIVE ALLEGATIONS

Caribou’s Background and Poise for Future Growth

24. Founded in 1992 in Edina, Minnesota, Caribou is now the second-largest specialty coffee and espresso retailer, after Starbucks. Headquartered in Brooklyn Center, Minnesota, the Company boasts over 610 coffeehouses across the country, with 211 in Minnesota alone. Caribou’s coffeehouses offer customers high-quality premium coffee, espresso-based beverages and whole bean coffee as well as specialty teas, cold beverages, baked goods, breakfast and lunch sandwiches, branded merchandise and coffee lifestyle items.

25. Currently the Company operates three reportable segments: retail, commercial and franchise. Caribou’s retail segment operates 412 coffeehouses located in 16 states and the District of Columbia, This segment has experienced the most growth, with the Company’s ability to provide a unique and welcoming coffeehouse environment and consistently high-quality products vaulting Caribou ahead of its peers in customer satisfaction and market growth. Driven mostly by the growth of this segment, shares of Caribou have risen from less than $2 in 2009 to over $19 in early 2012. Annual revenues increased over 25% over the same time frame.

26. Caribou’s second segment, commercial operations, has also experienced significant recent growth. Through this segment Caribou sells its high-quality premium whole bean and ground coffee to grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and on-line customers nationwide. The Company has also sold its blended coffees and licensed its brand to certain single-cup brewing companies. Through this segment, Caribou Coffee is found in over 40 states and the District of Columbia in 9,000 stores through the Caribou-managed sales channel. Through its licensing agreements, additional Caribou products are found in an additional 17,000 stores across all 50 states and the District of Columbia.

Filed in Fourth Judicial District Court

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Hennepin County Civil, MN

27. Caribou’s third segment, that of its franchise operations has grown significantly since the Company opened its first franchise coffeehouse in 2004, from $2.0 million in 2006 to $12.7 million in 2011. Since then, the Company has expanded its franchised coffeehouses and license kiosks to over 169 sites across the world, with 95 in international markets. Over the years, Caribou has creatively managed its franchising operations segment which now includes kiosks in nontraditional locations such as airports, offices, colleges and universities, grocery stores, hospitals and hotels.

28. As a result of its continued product diversification and creative management and alignment of these three operating segments, Caribou has been performing extraordinarily well recently. On August 6, 2012, the Company announced its financial results for the second quarter of 2012. Among the financial highlights, the Company reported:

•

Coffeehouse sales of $62.0 million in the second quarter of 2012, an increase of 3.3% compared to $60.0 million in the second quarter of 2011. Growth was driven by a 2.8% increase In comparable coffeehouse sales, primarily due to increased beverage sales; and

•

Franchise sales of $3.6 million in the second quarter of 2012, an increase of 6.0% compared to $3.4 million in the second quarter of 2011. Growth in product sales and royalties from 188 franchise locations, a net increase of 41 locations from the prior year, drove the increase in franchise sales versus last year.

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29. In the same press release, Caribou’s President and CEO, defendant Tattersfield, commented on the Company’s strong quarter and its potential for growth in the upcoming quarters and beyond, especially in light of the Company’s creative and innovative approach to its retail and franchise segments:

Growth in comparable coffeehouse sales has also now been extended to eleven consecutive quarters and benefited from our continued focus on product innovation. In addition we also reached a new franchise milestone of 100 international coffeehouses further demonstrating the extensive popularity of Caribou Coffee outside of the US.

30. Acknowledging the success of the Company’s innovative management and alignment of its retail, commercial and franchise segments, Tattersfield added:

More importantly, the diversification afforded to us through our multi-channel model provides us numerous levers to achieve sustainable growth in sales and profitability over the long-term.

31. On November 8, 2012, Caribou issued a press release announcing its financial results for the third quarter of 2012. Among the financial highlights, the Company announced:

•

Coffeehouse sales of $61.0 million in the third quarter of 2012, an increase of 4.0% compared to $58.7 million in the third quarter of 2011. Growth was driven by a 3.5% increase in comparable coffeehouse sales, primarily due to increased beverage sales; and

•

Franchise sales of $4.3 million in the third quarter of 2012, an increase of 45.0% compared to $3.0 million in the third quarter of 2011. Growth in product sales and royalties from 202 franchise locations, a net increase of 52 locations from the prior year, drove the increase in franchise sales versus last year.

32. Based on these results, the Company set forth its outlook for the full year of 2013 as:

•	Net sales growth of approximately 6% to 8%;

•	Comparable coffeehouse sales growth of 2% to 4%;

•	Commercial sales growth of approximately 10%;

•	Coffeehouse unit growth of 10% to 12%, of which approximately 15 to 20 units will be Company-owned coffeehouse openings; and

•	Diluted earnings per share of $0.52 to $0.55

33. In the press release, defendant Tattersfield noted the continued aggressive growth of the Company, especially in its retail and franchise operating segments:

We also opened 20 new coffeehouses in the quarter, six of which were company owned. We continue to focus on our multi-channel premium coffee business model to build the Caribou brand, and are confident in our ability to drive future growth across all of our lines of business.

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34. In the same press release, Tattersfield discussed the Company’s continued success in leveraging its strengths in product innovation and unrivaled customer satisfaction:

Our third quarter performance was in-line with our expectations. We leveraged on-going product innovation and an unyielding focus on customer service to grow comparable coffeehouse sales of 3.5% in the quarter.

The Board Approves the Proposed Transaction at an Unfair Price

35. Despite the Company’s recent strong performance and positioning for significant future growth, in a press release dated December 17, 2012, the Company announced that it had entered into the Merger Agreement with JAB pursuant to which JAB, through its Merger Sub, will acquire all of the outstanding shares of the Company for $16.00 in cash per Caribou share through the Tender Offer, followed by a short-form merger.

36. Although Caribou’s directors have touted the Proposed Transaction as representing a 30% premium to the Company’s closing share price of $12.32 before the announcement of the Proposed Transaction, in fact the tender offer price is far below most analysts’ targets.

37. Given the Company’s recent strong performance and its positioning for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company, especially in light of Caribou’s excellent growth in its retail, commercial and franchise sectors.

38. Numerous analysts have noted the great value JAB is receiving from the deal, due to the historical undervaluing of Caribou’s shares. Matt Bendixen (“Bendixen”), a senior research analyst with Minneapolis-based Craig-Hallum Capital Group, LLC, which has followed

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Caribou for years, noted in a December 17, 2012 Reuters article that JAB “has got a pretty good value here on the purchase price.” This, he noted, is due to the fact that Caribou has been “undervalued for a while.”

39. Bendixen set his target price for Caribou significantly above the tender offer, at $19 per share.

40. Other analysts have been more forward in expressing their shock at the deal price, with Richard Fearon, Managing Director of Accretive Capital Partners LLC, whose largest shareholding is in Caribou, stating in the same Reuters article that Caribou was “being stolen for less than 0.9 times sales and 10.5 times earnings before interest, taxes, depreciation, and amortization.”

41. This analyst set the target price as being between $30 to $35 per share, more than double JAB’s offer price. This, Fearon noted, would be more in line with what JAB paid to acquire Peet’s Coffee & Tea just earlier this year, which at $1 billion was 2.4 times sales and 21 times earnings.

42. The Proposed Transaction also fails to adequately compensate the Company’s shareholders for the significant benefits that JAB will receive by acquiring Caribou, especially in light of the German company’s acquisition earlier this year of Peet’s Coffee.

43. Sharon Zackfia, an analyst at Chicago-based William Blair & Company noted that as Caribou’s strength is in its store operations, with Peet’s Coffee’s most successful in the grocery market, this acquisition for JAB will present significant “cross learning” opportunities between these two acquisitions.

44. Furthermore, JAB’s purchase of Caribou will put the German company in the position to take advantage of significant growth in the specialty bagged-coffee market.

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According to a Piper Jaffray report, 61 percent of consumers ages 18 to 24 drink specialty coffee, while only 39 percent of them drink traditional coffee. This acquisition following its purchase of peet’s Coffee earlier this year allows JAB to begin its consolidation of the specialty coffee market so it can effectively compete with Starbucks in attracting this increasingly lucrative demographic.

45. In light of these significant synergies, JAB’s officers have not been shy about proclaiming their glee with the Proposed Transaction and the significant benefits JAB will gain from exploiting Caribou’s innovative role in the premium coffee and espresso market, especially following JAB’s recent acquisition of Feet’s Coffee. Bart Brecht, Chairman of JAB has stated:

Caribou has a fantastic brand and unique culture and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee.

46. However despite these significant synergies inherent in the transaction for JAB, as noted by analysts across the country since the merger announcement, and proclaimed widely by JAB itself, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to JAB.

45. Accordingly, the Proposed Transaction consideration is inadequate and grossly undervalues the Company.

The Preclusive Deal Protection Devices

46. Having agreed to grossly inadequate consideration for Caribou’s shareholders, the Board exacerbated their fiduciary duties by agreeing to certain onerous and preclusive deal protection devices in the Merger Agreement.

47. §6.2(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by JAB. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

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48. Pursuant to §6.2(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify JAB of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with JAB in order to enter into the competing proposal, it must grant JAB four business days in which the Company must negotiate in good faith with JAB (if JAB so desires) and allow JAB to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a Superior Proposal, as defined in the Merger Agreement. In other words, the Merger Agreement gives JAB access to any rival bidder’s information and allows JAB a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor JAB and piggy-back upon the due diligence of the foreclosed second bidder.

49. The Merger Agreement also provides that a termination fee of $5.19 million must be paid to JAB by Caribou if the Company decides to pursue the competing offer before January 15, 2013, and $10.38 million if after that date, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide Caribou’s shareholders with a superior offer.

50. The Board also agreed to a provision in the Merger Agreement based on certain conditions whereby JAB has the irrevocable option to purchase additional shares not tendered by Caribou’s shareholders necessary for it to achieve the 90% of the outstanding shares of the Company needed to effectuate a short-form merger (the “Top-Up Provision”).

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51. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

Caribou’s Directors Stand to Receive Unique Material Benefits in the Proposed Transaction Not Available to Caribou’s Public Shareholders

52. The Company’s directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Caribou’s public shareholders.

53. Each of the Company’s directors have change in control agreements with the Company, entitling the officer to severance and other benefits in the event the officer’s employment is terminated or in the event the officer resigns for good reason following a change in control. These agreements have been affirmed by the Caribou Coffee Company, Inc. Severance Plan, which became effective December 16, 2012 and was filed concurrently with the SEC along with the Merger Agreement. This Plan provides generous benefits to Caribou’s directors not shared by Caribou’s shareholders.

54. Furthermore, pursuant to the Merger Agreement, all unvested stock options held by the Company’s directors will be accelerated and will be canceled in exchange for the right to receive the merger consideration. As a result, the Company’s directors are eligible to receive a financial windfall in the Proposed Transaction by being able to cash out previously unvested stock options.

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55. Finally, certain of Caribou’s directors may remain employed at the Company following the Merger, creating material conflicts of interest as regards to the Proposed Transaction. JAB has already indicated that it plans to retain the majority of Caribou’s senior management in the new entity.

56. The Proposed Transaction is unfair to Caribou’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Caribou’s shareholders.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

57. Plaintiff repeats all previous allegations as if set forth in full herein.

58. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Caribou and have acted to put their personal interests ahead of the interests of Caribou shareholders.

59. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Caribou’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

60. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Caribou because, among other reasons:

(a) they failed to take steps to maximize the value of Caribou to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Caribou; and

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(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

61. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Caribou’s assets and will be prevented from benefiting from a value-maximizing transaction.

62. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

63. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Caribou, JAB, and Merger Sub)

64. Plaintiff repeats all previous allegations as if set forth in full herein.

65. As alleged in more detail above, Defendants Caribou, JAB, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

66. As a result, Plaintiff and the Class members are being harmed.

67. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

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(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems Just and proper.

Dated: December 20, 2012		LOCKRIDGE GRINDAL NAUEN P.L.L.P.

	By:	/s/ Gregg M. Fishbein
Gregg M. Fishbein (No. 202009)
Karen H. Riebel (No. 219770)
Vernon J. Vander Weide (No. 112173)
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: (612) 339-6900
Facsimile: (612)339-0981

LEVI & KORSINSKY, LLP
Shannon L. Hopkins
30 Broad Street, 24th Floor
New York, New York 10004
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

Counsel for Plaintiff Suketu Shah

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ACKNOWLEDGMENT

The undersigned hereby acknowledges that pursuant to Minn. Stat. §549.211, sanctions may be imposed if the Court finds violation of this section.

Dated: December 20,2012

/s/ Gregg M. Fishbein
Gregg M. Fishbein, #202009